FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

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(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, 17 May, 2003

Press Release

SUEZ sells 75% of Northumbrian Group and reaches a new

milestone in the implementation of the Action Plan 2003-2004

•	The transaction allows SUEZ to reduce debt by €3.1 billion and to divide by 20 its capital employed in the UK water business
•	Value realised through asset sales since the announcement of the Action Plan now totals €5.4 billion dedicated to debt reduction
•	SUEZ will remain the largest shareholder in Northumbrian with 25%
•	This transaction represents an enterprise value of EUR 3.2 billion for Northumbrian

SUEZ has agreed on 16 May 2003 to sell 75% of Northumbrian Group, its UK water and sewerage business, to a consortium of institutional investors, the transaction values Northumbrian Water at £2.2 billion (€3.2 billion).

This transaction which forms part of the Action Plan 2003-2004 will contribute to:

•	Improving the average return on capital employed by the Group in European water, with a pro-forma return on capital employed (ROCE) of 13.5%, compared to 9% prior to the transaction. In 2002, Northumbrian accounted for 30% of capital employed but only 6% of revenues for SELS (SUEZ Environment Local Services), representing a capital intensity five times the Group average
•	Improving the Group’s cash flows, releasing it from the substantial ongoing investment programme required by the UK regulatory framework (approximately €1.5 billion over 5 years)
•	Reducing the Group’s net debt by €3.1 billion through cash receipts of €1.3 billion and debt deconsolidation of €1.8 billion

Following the divestitures of the Group’s stakes in Axa, Total, Vinci and Fortis, this transaction is another key milestone in the implementation of the Action Plan that SUEZ announced on 9 January 2003. It confirms the rapid execution of the Action Plan, as the Group has disposed of more than €5.4 Billion of assets since the start of 2003.

“This transaction is a key milestone in the implementation of the Action Plan. It confirms the Group’s determination to accelerate its refocusing on its most profitable activities in Energy and Environment, and on the activities that present the best balance between profitability/risk exposure and cash generation. This transaction also recognises the quality and know-how of the employees of Northumbrian, who remain a valuable partner for SUEZ in the UK. SUEZ maintains a strong foothold in the UK market while at the same time reducing its financial constraints”, said Gérard Mestrallet, CEO of SUEZ.

The Group will be linked with the new owners through its 25% stake in the Company, i.e. £130 million (€185 million) after the Company’s refinancing, while dividing by 20 its capital employed in the UK water market. The new business will be listed, on the AIM on completion of the transaction within the next few days. Beyond SUEZ’s retained capital investment, SUEZ and Northumbrian teams will have the opportunity to continue the fruitful technical, commercial and personnel collaboration they have developed over the past years. Northumbrian operations are amongst the best performing in the UK water industry according to the Regulator’s rankings.

The private bidding process involved a large number of high quality potential buyers, which ensured realisation of a maximum price for SUEZ. The current low interest rates have created a favourable opportunity for the sale, in parallel with an increase in the company’s leverage, so as to optimise its return on equity (ROE).

The transaction values Northumbrian’s assets at £2,212 million. The regulatory capital value (asset value employed by the regulator in setting returns) totalled £2,170 million at the end of March 2003.

Changes in exchange rate and interest rate levels since the acquisition (fair market value of the debt) will however generate an exceptional charge of approximately €360 million (for the whole of SUEZ’ stake in Northumbrian). Following the transaction, Northumbrian will be accounted for under the equity method from 1st January 2003.

SUEZ’s historic investment in Northumbrian has generated an all-in 12.6% equity IRR. Moreover, this transaction represents an EBITDA multiple of 8.8x (compared to 6.6x at the time of the acquisition of Northumbrian Water Ltd in 1996).

Northumbrian Group’s contribution towards SUEZ’s accounts for 2002 amounted to 1 840 million euros for debt, 310 million euros for the current cash flow and 350 million euros for investments, in other words, a negative free cash flow contribution. In 2002, Northumbrian Group contributed 798 million euros to SUEZ’s turnover, 399 million euros to the gross operating profit and 150 million euros to the net current profit. ]

In Great Britain, SUEZ is especially active in Waste Services (Sita UK), industrial services for the environment (Ondeo Nalco, Ondeo Industrial Solutions), services for energy and industry (Elyo, Axima, Fabricom) and water treatment engineering (Degrémont) with a turnover of approximately 1 500 million euros for 2002 (excluding Northumbrian Group).

SUEZ is an international industry and services group providing innovative solutions in Energy – electricity and natural gas – and Environment – water and waste services – for industrial, individual, and municipal customers.

In 2002, SUEZ revenues came to EUR 40,218 million (excluding energy trading). The Group is listed on Euronext Paris and Euronext Brussels, as well as on the Luxembourg, Zurich and New York Stock Exchanges.

Press Contacts:	Investors Contacts:
Catherine Guillon: 01 40 06 67 15	Arnaud Erbin: 01 40 06 64 89
Antoine Lenoir: 01 40 06 66 50	Eleonore de Larboust: 01 40 06 17 53
Bertrand Haas: 01 40 06 66 09

For United Kingdom
Hugh Morrison: 00 44 78 15 89 07 20

For Belgium:
Guy Dellicour: 00 322 507 02 77

This press release is also available online at www.SUEZ.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : May 19, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary